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                                   Exhibit 12

                               WESTERN RESOURCES, INC.
              Computations of Ratio of Earnings to Fixed Charges and
            Computations of Ratio of Earnings to Combined Fixed Charges
                  and Preferred and Preference Dividend Requirements
                                (Dollars in Thousands)




                                                                Year Ended December 31,
                                                  1997        1996        1995        1994         1993

Net Income . . . . . . . . . . .              $  494,094   $168,950    $181,676    $187,447     $177,370
Taxes on Income. . . . . . . . .                 378,645     86,102      83,392      99,951       78,755
                                              ----------   --------    --------    --------     --------

    Net Income Plus Taxes. . . .                 872,739    255,052     265,068     287,398      256,125
                                              ----------   --------    --------    --------     --------

Fixed Charges:
  Interest on Long-Term Debt . .                 119,389    105,741      95,962      98,483      123,551
  Interest on Other Indebtedness                  55,761     34,685      27,487      20,139       19,255
  Interest on Other Mandatorily
    Redeemable Securities. . . .                  18,075     12,125         372        -            -

  Interest on Corporate-owned
    Life Insurance Borrowings. .                  36,167     35,151      32,325      26,932       16,252
  Interest Applicable to
    Rentals. . . . . . . . . . .                  34,514     32,965      31,650      29,003       28,827
                                              ----------   --------    --------    --------     --------
      Total Fixed Charges. . . .                 263,906    220,667     187,796     174,557      187,885
                                              ----------   --------    --------    --------     --------

Preferred and Preference Dividend
Requirements:
  Preferred and Preference
    Dividends. . . . . . . . . .                   4,919     14,839      13,419      13,418       13,506
  Income Tax Required. . . . . .                   3,770      7,562       6,160       7,155        5,997
                                              ----------   --------    --------    --------     --------
      Total Preferred and
        Preference Dividend
        Requirements . . . . . .                   8,689     22,401      19,579      20,573       19,503
                                              ----------   --------    --------    --------     --------

Total Fixed Charges and Preferred
   and Preference Dividend
   Requirements. . . . . . . . .                 272,595    243,068     207,375     195,130      207,388
                                              ----------   --------    --------    --------     --------

Earnings (1) . . . . . . . . . .              $1,136,645   $475,719    $452,864    $461,955     $444,010
                                              ==========   --------    ========    ========     ========

Ratio of Earnings to Fixed
 Charges . . . . . . . . . . . .                    4.31       2.16        2.41        2.65         2.36


Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements. . . . .                    4.17       1.96        2.18        2.37         2.14



(1) Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor. Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.

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